ISSUER FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration Statement No. 333-200212

Dated April 15, 2015

UBS

Master Limited Partnerships (MLPs) | ETRACS

ETRACS Alerian MLP Index ETN

ETN Ticker: AMU

Key Features
- Quarterly income potential
- Tax administration benefit
- Convenience of an exchange-traded security

Profile

Issuer	UBS AG
Issuer Credit Rating[1]	A2 (Moody's); A (S&P); A (Fitch)
Underlying Index	Alerian MLP Index
Current Yield (annualized)[2]	5.52%
Initial trade date	7/18/2012
Maturity date	7/18/2042
Annual Tracking Rate	0.80%, accrued on a daily basis
Primary exchange	NYSE Arca
CUSIP	90267B682



About the ETN

The ETRACS Alerian MLP Index ETN (NYSE: AMU) ("AMU") is an exchange-traded note linked to the performance of the Alerian MLP Index. The ETN pays a variable quarterly coupon linked to the cash distributions, if any, on the Master Limited Partnerships ("MLPs") in the Alerian MLP Index, less investor fees.

Exchange-traded Notes are senior, unsecured, unsubordinated debt securities that provide investors with exposure to the total returns of various market indices, including those linked to stocks, bonds, commodities and/or currencies, less investor fees. ETRACS are innovative investment products offering easy access to markets and strategies that may not be readily available in the existing marketplace.

Why Invest in MLPs?

MLPs are limited partnerships primarily engaged in the exploration, marketing, mining, processing, production, refining, storage, or transportation of any mineral or natural resource. Because the MLP structure requires the distribution of at least 90% of an MLP's income to investors (known as unit holders), MLPs have typically produced attractive historical yields compared to other income-oriented investments and have exhibited relatively low historical correlation to the market prices of a wide range of asset classes, including equities and commodities.

About the Underlying Index

The Alerian MLP Index (the "Index") is a composite of the 50 publicly traded energy MLPs. The Index provides investors with a comprehensive benchmark for this emerging asset class. The Index is calculated using a float-adjusted, capitalization-weighted methodology and is disseminated in real-time on a price-return basis (NYSE: AMZ). The Index inception date was June 1, 2006. The Index has no performance history prior to that date. The Index constituents are selected by Alerian Capital Management, LLC ("Alerian"). Alerian is an independent registered investment advisor that provides MLP-market intelligence, benchmarks, data sets and analytics that are used extensively by a wide range of stakeholders.

ETRACS: Innovative strategies, convenient access +1-877-387 2275 etracs@ubs.com

ETRACS Alerian MLP Index ETN

Historical Index Returns

	1 Month	3 Months	6 Months	1 Year	3 Years	5 Years
Alerian MLP Total Return Index	-4.24%	-5.23%	-16.87%	-2.50%	30.23%	89.79%
S&P 500 Utilities Index Total Return	-1.04%	-5.17%	7.33%	11.09%	42.56%	83.87%
Alerian MLP Infrastructure Total Return Index	-4.08%	-5.14%	-14.92%	0.47%	33.98%	100.56%
Bloomberg Commodity Index TR	-5.14%	-5.94%	-17.32%	-27.04%	-30.73%	-25.48%

Source: Bloomberg/Reuters. The historical Index returns shown above are cumulative total returns for the stated periods as of March 31, 2015 and are furnished as a matter of information only. Historical performance of the Index is not an indication of future performance. Future performance of the Index may differ significantly from historical performance, either positively or negatively. AMU is subject to investor fees. As a result, the total return on AMU will always be lower than the total return on the Index or the total return on a direct investment in the Index constituents.

Index Comparison



240
223
206
189
172
155
138
121
104
87
70
Feb-11
Feb-12
Mar-13
Jan-14
Feb-15
Alerian MLP Total Return Index
S&P 500 Utilities Index Total Return
Alerian MLP Infrastructure Total Return Index
Bloomberg Commodity Index TR

Source: Bloomberg/Reuters. The graph above illustrates the historical total returns of the Index in comparison with other benchmark indices for the stated period as of March 31, 2015. Historical performance of the Index is not an indication of future performance. Future performance of the Index may differ significantly from historical performance, either positively or negatively. AMU is subject to investor fees. As a result, the return on AMU will always be lower than the total return of the Index or the total return on a direct investment in the Index constituents.

Index Constituents

Top 10 Index Constitutents

Name	Ticker symbol	% Weight
Enterprise Products Partners LP	EPD	17.29
Plains All American Pipeline LP	PAA	7.92
Energy Transfer Partners LP	ETP	7.78
Magellan Midstream Partners LP	MMP	7.45
MarkWest Energy Partners LP	MWE	5.24
Williams Partners LP	WPZ	5.20
Buckeye Partners LP	BPL	4.10
Enbridge Energy Partners LP	EEP	3.20
Regency Energy Partners LP	RGP	3.15
Sunoco Logistics Partners LP	SXL	2.86

Source: Alerian, as of March 31, 2015

Benefits of Investing

- Exposure to a portfolio of 50 energy MLPs through a single, exchange-traded security.
- Income potential in the form of a variable quarterly coupon linked to the cash distributions, if any, on the MLPs in the Index, less investor fees. If such MLPs do not make distributions, or those distributions do not overcome the investor fees, then investors will not receive any coupons.
- Straightforward tax administration, as the coupons associated with the ETN are reported as ordinary income on Form 1099, therefore eliminating the administrative burden associated with K-1 tax forms.

ETRACS: Innovative strategies, convenient access +1-877-387 2275 etracs@ubs.com

ETRACS Alerian MLP Index ETN

Selected Risk Considerations

An investment in the ETRACS ETNs involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described in the "Risk Factors" section of the prospectus supplement for the ETRACS ETNs (the "ETRACS Prospectus"). Capitalized terms used below (and elsewhere in this document) but not defined herein shall have the meanings attributed to them in the ETRACS Prospectus.

- **You may lose some or all of your principal** - The ETNs are fully exposed to any decline in the level of the Index, as measured by the VWAP Level. Because the Accrued Tracking Fee reduces your final payment, the level of the Index, as measured by the Final VWAP Level, as compared to the Initial VWAP Level, will need to increase by an amount at least equal to the percentage of the Principal Amount represented by the Accrued Tracking Fee and Redemption Fee Amount, if applicable, less any Coupon Amounts, any Stub Reference Distribution Amount and/or Adjusted Coupon Amount, as applicable, in order for you to receive an aggregate amount over the term of the ETNs equal to at least the Principal Amount of your ETNs. If the increase in the level of the Index, as measured by the Final VWAP Level, as compared to the Initial VWAP Level, is insufficient to offset the negative effect of the Accrued Tracking Fee and Redemption Fee Amount, if applicable, less any Coupon Amounts, any Stub Reference Distribution Amount and/or Adjusted Coupon Amount, as applicable, or if the level of the Index, as measured by the Final VWAP Level is less than the Initial VWAP Level, you will lose some or all of your investment at maturity or call, or upon early redemption.
- **Market risk** - The return on the ETNs, which may be positive or negative, is linked to the return on the Index as measured by the Index Performance Ratio, and which, in turn, is affected by a variety of market and economic factors, interest rates in the markets and economic, financial, political, regulatory, judicial or other events that affect the markets generally.
- **Credit of issuer** - The ETNs are senior unsecured debt obligations of the issuer, UBS, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the ETNs, including any payment at maturity or upon early redemption, depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS will affect the market value, if any, of the ETNs prior to maturity, call or early redemption. In addition, in the event UBS were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs.
- **Payment based on VWAP Level** - The payment on the ETNs at maturity, call, or upon early redemption, will be based on the VWAP Level of the Index and not on the closing level of the Index, as specified in the ETRACS Prospectus. The VWAP Level of the Index will most likely differ from the closing level of the Index.
- **You are not guaranteed a coupon payment** - You will not receive a coupon payment on a Coupon Payment Date if the Reference Distribution Amount is less than the Accrued Tracking Fee (which is based on the Annual Tracking Fee). Similarly, you will not receive a coupon payment on a Redemption Date or the Call Settlement Date if the Adjusted Reference Distribution Amount is less than the Adjusted Tracking Fee (which is based on the Annual Tracking Fee), and in the case of a redemption, the Redemption Fee Amount.
- **Potential over-concentration in a particular industry** - There is only one industry - energy - related to the MLPs included in the Index. An investment in the ETNs will increase your portfolio's exposure to fluctuations in the energy industry.
- **A trading market for the ETNs may not develop** - Although the ETNs are listed on NYSE Arca, a trading market for the ETNs may not develop. Certain affiliates of UBS may engage in limited purchase and resale transactions in the ETNs, although they are not required to and may stop at any time. We are not required to maintain any listing of the ETNs on NYSE Arca or any other exchange. In addition, we are not obliged to, and may not, sell the full aggregate principal amount of the ETNs. We may suspend or cease sales of the ETNs at any time, at our discretion.
- **Minimum redemption amount** - You must elect to redeem at least 50,000 ETNs for UBS to repurchase your ETNs, unless we determine otherwise or your broker or other financial intermediary bundles your ETNs for redemption with those of other investors to reach this minimum requirement.
- **Your redemption election is irrevocable** - You will not be able to rescind your election to redeem your ETNs after your redemption notice is received by UBS. Accordingly, you will be exposed to market risk in the event market conditions change after UBS receives your offer and the Redemption Amount is determined on the Redemption Measurement Date.
- **Uncertain tax treatment** - Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation.
- **UBS´s call right** - UBS may elect to redeem all outstanding ETNs at any time on or after July 22, 2013, as described under "Specific Terms of the Securities - UBS's Call Right" in the ETRACS Prospectus. If UBS exercises its Call Right, the Call Settlement Amount may be less than the Principal Amount of your ETNs.

ETRACS: Innovative strategies, convenient access +1-877-387 2275 etracs@ubs.com

ETRACS Alerian MLP Index ETN

Footnotes

[1] The issuer credit rating as of March 31, 2015 pertains to the creditworthiness of UBS AG (that is, the ability of UBS AG to meet its obligations under the terms of the ETN) and is not indicative of the market risk associated with the ETN. The creditworthiness of UBS AG does not affect or enhance the likely performance of the ETN other than with respect to the ability of UBS AG to meet its obligations thereunder. We have not obtained a rating from any rating organization with respect to the ETRACS ETN.

[2] "Current Yield (annualized)" equals the most recently paid coupon as of March 31, 2015, annualized and divided by the closing price of the ETN on March 31, 2015, or, if the closing price is not available on that date, then the previous available closing price, and rounded to two decimal places for ease of analysis. The Current Yield is not indicative of future coupon payments, if any, on the ETN. You are not guaranteed any coupon or distribution amount under the ETN.

Disclosures

This material is issued by UBS AG and/or an affiliate thereof ("UBS"). Products and services mentioned in this material may not be available for residents of certain jurisdictions. Past performance is not necessarily indicative of future results. Please consult the restrictions relating to the product or service in question for further information. Activities with respect to US securities are conducted through UBS Securities LLC, a US broker/dealer. Member of SIPC (http://www.sipc.org/).

ETRACS ETNs are sold only in conjunction with the relevant offering materials. UBS has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for the offering of the ETRACS ETNs) with the Securities and Exchange Commission (the "SEC") for the offering to which this communication relates. Before you invest, you should read these documents and any other documents that UBS has filed with the SEC for more complete information about UBS and the offering to which this communication relates. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and the applicable prospectus supplement by calling toll-free (+1-877-387 2275). In the US, securities underwriting, trading and brokerage activities and M&A advisor activities are provided by UBS Securities LLC, a registered broker/dealer that is a wholly owned subsidiary of UBS AG, a member of the New York Stock Exchange and other principal exchanges, and a member of SIPC. UBS Financial Services Inc. is a registered broker/dealer and affiliate of UBS Securities LLC.

UBS specifically prohibits the redistribution or reproduction of this material in whole or in part without the prior written permission of UBS and UBS accepts no liability whatsoever for the actions of third parties in this respect. © UBS 2015. The key symbol, UBS and ETRACS are among the registered and unregistered trademarks of UBS. Other marks may be trademarks of their respective owners. All rights reserved.

Alerian MLP Index, Alerian MLP Total Return Index, AMZ, and AMZX, are trademarks of Alerian and their use is granted under a license from Alerian. Other marks may be trademarks of their respective owners. All rights reserved.

For questions or additional information about ETRACS

Contact us

ETRACS Investor Service Center: +1-877-387-2275
Hours available: Monday to Friday 8:00 a.m. - 5:00 p.m. EST

Email: etracs@ubs.com
Website: www.etracs.com

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